UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, NIS .01 nominal value
(Title of Class of Securities)

M22465 10 4
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. M22465 10 4

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Gil Shwed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER [30,503,895 ] ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER [30,503,895 ] ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON [30,503,895 ] ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) [17.8%]
12	TYPE OF REPORTING PERSON IN

Item 1

(a)	Name of Issuer:

Check Point Software Technologies Ltd. (the "Issuer")

(b)	Address of Issuer’s Principal Executive Offices:

5 Ha'solelim Street
Tel Aviv, Israel

Item 2

(a)	Name of Person Filing:

Gil Shwed (the "Reporting Person")

(b)	Address of Principal Business Office or, if None, Residence:

c/o Check Point Software Technologies Ltd.
5 Ha'solelim Street
Tel Aviv, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary shares, NIS .01 nominal value

(e)	CUSIP Number:

M22465 10 4

Item 3

Not applicable.

Item 4	Ownership.

(a)	Amount Beneficially Owned:

[30,503,895] ordinary shares

[The number of ordinary shares set forth above includes [5,540,000] ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2016.]

(b)	Percent of Class: [17.8%]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: [30,503,895] ordinary shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: [30,503,895] ordinary shares

(iv)	Shared power to dispose or to direct the disposition of: 0

* The Reporting Person has been advised by the Issuer that, as of December 31, 2016, the Issuer had [165,975,204] ordinary shares outstanding.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2017

By:	/s/ Gil Shwed
Gil Shwed